SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368537 106

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106                                             13G                                             Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Phillip D. O’Connell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,641,907 (1)
	6	SHARED VOTING POWER 118,991 (2)
	7	SOLE DISPOSITIVE POWER 1,641,907 (1)
	8	SHARED DISPOSITIVE POWER 118,991 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.8% (3)
12	TYPE OF REPORTING PERSON In – Individual

(1)

Represents: (i) 906,907 shares of common stock held in the Phil D. O’Connell, Jr. Revocable Trust of which Mr. O’Connell is the trustee, (ii) 40,500 shares of common stock held in trust whereby Mr. O’Connell is the trustee, (iii) 345,000 options which are vested or vest within 60 days of December 31, 2013, and (iv) warrants to purchase 350,000 shares of common stock.

(2)

Represents 95,241 shares of common stock jointly held with his wife and 23,750 shares of common stock held by his wife.  Mr. O’Connell disclaims beneficial ownership of the securities held by his wife and this disclosure shall not be deemed an admission that he is the beneficial owner of the securities held by his wife.

(3)	Based on 35,996,039 shares outstanding as of December 31, 2013.

CUSIP No. 368537 106                                             13G                                             Page 3 of 4 Pages

ITEM 1.

(a)

Name of Issuer: GelTech Solutions, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 1460 Park Lane South, Suite 1, Jupiter, FL  33458

ITEM 2.

(a)

Name of Person Filing: Phillip D. O’Connell, Jr.

(b)

Address of Principal Business Office or, if none, Residence 515 North Flagler Drive, Suite 20th Floor, West Palm Beach, FL 33401

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 368537 106

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

See Item 5 through 9 and 11 of cover page(s) as to each reporting person. The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2013.  This Schedule 13G does not reflect acquisitions subsequent to December 31, 2013, if any.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following - ☑.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.

CERTIFICATION

Not Applicable.

CUSIP No. 368537 106                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2014	By:	/s/ Phillip D. O’Connell, Jr.
Phillip D. O’Connell, Jr.